[VIVENDI UNIVERSAL LOGO]                                            Exhibit 99.3



                           VIVENDI UNIVERSAL APPOINTS
                                  DANIEL SCOLAN
                   EXECUTIVE VICE PRESIDENT INVESTOR RELATIONS


PARIS, NOVEMBER 26, 2002 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] today announced that Daniel Scolan has been appointed Executive Vice President Investor Relations of Vivendi Universal, reporting to the Senior Executive Vice President and CFO, Jacques Espinasse.

Mr. Scolan replaces Laura Martin. Investor Relations are managed for Europe and the rest of the world by Laurence Daniel, IR Director in Paris, and for USA by Eileen Mc Laughlin, IR Director in New York.

Mr. Scolan holds university degrees in electronics technology and in Business Administration from the Business Administration Institute (IAE) of University Paris Dauphine. He had served as Vice-President Marketing Europe and then CEO of @viso, a VU-Softbank venture, part of Vivendi Universal Net. During the last two years he has conducted the exit operations from @viso and Scoot-Europe. Previously, he held a variety of senior management positions in major French companies, including CEP Communication and Havas as CEO of CEP Information & Technologies and General Manager of Comareg.


CONTACTS:

PARIS
MEDIA
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086
NEW YORK
Anita Larsen
+(1) 212.572.1118